CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(millions of U.S. dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$134	$298
Accounts receivable	57	45
Notes receivable (Notes 7(b) and 7(c))	17	16
Inventories (Note 4)	31	28
Income taxes recoverable	3	2
Current portion of deferred tax assets	12	16
Other current assets (Note 5)	15	13
Assets of discontinued operations (Note 3)	15	941
Total current assets	284	1,359

Property, plant and equipment, net	125	131
Deferred tax assets	61	39
Long-term investments (Note 6)	7	6
Other long-term assets (Note 7)	131	91
Total assets	$608	$1,626
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$21	$26
Accrued liabilities (Note 8)	101	82
Current portion of deferred revenue	10	5
Current portion of long-term debt (Note 9)	4	30
Liabilities of discontinued operations (Note 3)	43	209
Total current liabilities	179	352

Long-term debt (Note 9)	41	237
Deferred revenue	12	14
Other long-term liabilities	27	29
Total liabilities	259	632

Shareholders’ equity
Common shares at par - Authorized shares: unlimited; Issued and outstanding shares: April 30, 2010 - 67,235,253; October 31, 2009 - 120,137,229 (Note 11)	274	489
Additional paid-in capital	82	79
Accumulated (Deficit) retained earnings	(193)	166
Accumulated other comprehensive income (Note 18)	186	260
Total shareholders’ equity	349	994
Total liabilities and shareholders’ equity	$608	$1,626

Commitments and contingencies (Note 21)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of U.S. dollars, except per share amounts)	2010	2009	2010	2009
Revenues	$56	$65	$102	$131
Costs and expenses
Direct cost of revenues	32	32	60	65
Selling, general and administration	29	20	50	40
Depreciation and amortization	8	6	15	11
Restructuring charges (Note 13)	18	-	51	-
Change in fair value of embedded derivatives	(1)	(3)	(3)	2
Other expenses, net (Note 14)	22	2	24	4
Total costs and expenses	108	57	197	122
Operating (loss) income from continuing operations	(52)	8	(95)	9
Interest expense	(1)	(1)	(2)	(2)
Interest income	2	2	3	5
(Loss) income from continuing operations before income taxes	(51)	9	(94)	12
Income tax expense (recovery) (Note 15)
- current	19	7	(7)	19
- deferred	(18)	8	8	(4)
	1	15	1	15
Loss from continuing operations	(52)	(6)	(95)	(3)
Loss from discontinued operations, net of income taxes (Note 3)	(38)	(11)	(138)	(12)
Net loss	$(90)	$(17)	$(233)	$(15)

Basic and diluted loss per share (Note 10)
- from continuing operations	$(0.51)	$(0.06)	$(0.85)	$(0.03)
- from discontinued operations	(0.37)	(0.09)	(1.24)	(0.10)
Basic and diluted loss per share	$(0.88)	$(0.15)	$(2.09)	$(0.13)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of U.S. dollars)	2010	2009	2010	2009
Net loss	$(90)	$(17)	$(233)	$(15)
Foreign currency translation gain	53	19	94	8
Reclassification of realized foreign currency translation gain on divestitures	(42)	-	(42)	-
Unrealized gain on net investment hedge, net of tax of $nil (2009 - $(1)) and $nil (2009 - $nil), respectively	-	2	2	2
Reclassification of realized gain on net investment hedge, net of tax of $nil (2009 - $nil) and $17 (2009 - $nil), respectively	(107)	-	(130)	-
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $nil (2009 - $(1)) and $nil (2009 - $(2)), respectively	-	3	-	5
Unrealized loss on available-for-sale assets, net of tax of $nil (2009 - $nil) and $nil (2009 - $nil), respectively	-	1	-	-
Pension liability adjustment, net of tax of $(1) (2009 - $nil) and $(1) (2009 - $nil), respectively	2	-	2	-
Other comprehensive (loss) income	(94)	25	(74)	15
Comprehensive (loss) income	$(184)	$8	$(307)	$-

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of U.S. dollars)	2010	2009	2010	2009
Operating activities
Net loss	$(90)	$(17)	$(233)	$(15)
Loss from discontinued operations, net of income taxes	(38)	(11)	(138)	(12)
Loss from continuing operations	(52)	(6)	(95)	(3)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations (Note 16)
Items not affecting current cash flows	7	19	49	18
Changes in operating assets and liabilities	(36)	45	(18)	56
Cash (used in) provided by operating activities of continuing operations	(81)	58	(64)	71
Cash (used in) provided by operating activities of discontinued operations	(14)	39	(44)	64
Cash (used in) provided by operating activities	(95)	97	(108)	135
Investing activities
Purchases of property, plant and equipment	(2)	(2)	(4)	(3)
(Increase) decrease in restricted cash (Note 7)	(4)	-	(23)	8
Cash (used in) provided by investing activities of continuing operations	(6)	(2)	(27)	5
Cash provided by (used in) investing activities of discontinued operations	6	(5)	634	(8)
Cash (used in) provided by investing activities	-	(7)	607	(3)
Financing activities
Repayment of long-term debt	(199)	-	(221)	(6)
Repurchase and cancellation of Common shares (Note 11)	(450)	-	(450)	-
Cash used in financing activities of continuing operations	(649)	-	(671)	(6)
Cash used in financing activities of discontinued operations	-	(1)	(1)	(1)
Cash used in financing activities	(649)	(1)	(672)	(7)

Effect of foreign exchange rate changes on cash and cash equivalents	7	5	9	1
Net (decrease) increase in cash and cash equivalents during the period	(737)	94	(164)	126
Cash and cash equivalents, beginning of period	871	149	298	117
Cash and cash equivalents, end of period	$134	$243	$134	$243

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in millions of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of presentation
These unaudited consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2009, except as disclosed in Note 2. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2009.

2.	Changes in significant accounting policies and recent accounting pronouncements

(a)           Significant accounting policies
On February 24, 2010, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), which removes the requirements for Securities and Exchange Commission (SEC) filers to disclose the date that the financial statements are issued due to potential conflicts with SEC guidance. The adoption of ASU 2010-09 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASU No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). This update provides amendments to Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures” (formerly, FSP FAS 157-2, “Effective Date of FASB Statement No. 157”) (ASC 820-10). ASC 820-10 deferred the effective date of ASC 820 for non-financial assets and non-financial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of ASC 820-10 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 805, “Business Combinations” (formerly FAS No. 141 (revised 2007), “Business Combinations (revised 2007)”) (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interests in subsidiaries be measured at fair value and classified as a separate component of equity. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 810, “Consolidation” (formerly, FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008. ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The adoption of ASC 810 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 350-30, “Intangibles – Goodwill and Other” (formerly, FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of ASC 350-30 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 715-20, “Compensation – Retirement Benefits” (formerly, FSP FAS No. 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of ASC 715-20 will only impact the Company’s disclosures of its pension plan assets in the Company’s annual consolidated financial statements.

(b)           Recent accounting pronouncements
On April 29, 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

(c)    International Financial Reporting Standards (IFRS)
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to IFRS.  The Company currently expects to adopt IFRS as its primary reporting standard when SEC requires domestic registrants in the U.S. to adopt IFRS.

3.	Divestitures and Discontinued Operations

Sale of MDS Pharma Services Early Stage (Early Stage)
On March 5, 2010, the Company completed the sale of Early Stage to Ricerca Biosciences, LLC and Celerion, Inc. (Celerion) for a total consideration of $45 million including $13 million in cash, which included a $7 million reduction related to the preliminary closing adjustments for net working capital, cash and indebtedness amounts, a $25 million note receivable (the Note) from Celerion (Note 7(c)), and 15% minority interest in Celerion (Note 6(b)). The sale was structured as a stock and asset purchase transaction.

The Company recorded a total after-tax loss on sale of Early Stage of $74 million, of which $50 million and $13 million estimated losses were recorded in the first quarter of fiscal 2010 and the fourth quarter of fiscal 2009, respectively. The total loss on sale of Early Stage included employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $42 million. Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from the current estimate. The Company expects to finalize the loss on sale for final closing adjustments during fiscal 2010.

The following table details the net assets of Early Stage disposed of:
Cash and cash equivalents	$8
Accounts receivable	26
Unbilled revenue	16
Inventories	4
Property, plant and equipment, net	110
Other assets	9
Accounts payable and accrued liabilities	(29)
Deferred revenue	(12)
Other liabilities	(14)
Net assets	$118

As part of the sale of Early Stage, the Company signed Transition Services Agreements (TSAs) to provide certain post closing transition services to the buyers for a period of six months. The Company recorded TSA revenue of $2 million (2009 - $nil) in other expenses, net (Note 14) for the three and six months ended April 30, 2010.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but that MDS is not the primary beneficiary and, therefore, consolidation is not required. The Company will continue to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of MDS’s equity investment in Celerion (Note 6 (b)) and the Note (Note 7 (c)) is currently estimated to be approximately $15 million in the aggregate. MDS’s maximum exposure to loss is limited to its carrying value of the Note and equity investment in Celerion.

Following the sale of Early Stage, MDS retains certain assets related to the operations of Early Stage, which are included in “Assets of Discontinued Operations” in the consolidated statements of financial position. The Company revised its estimates of recoverability of the retained assets and performed impairment analyses during the first quarter of fiscal 2010. Based on undiscounted cash flows and prices for similar assets, the Company recorded impairment charges of long-lived assets of $nil (2009 - $nil) and $12 million (2009 - $nil), respectively, for the three and six months ended April 30, 2010 in “Loss from discontinued operations, net of income taxes”.

Sale of MDS Analytical Technologies
On January 29, 2010, the Company completed the sale of MDS Analytical Technologies, which included the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial purchase price of $641 million received in cash. Based on the current estimate of preliminary closing adjustments for net working capital, cash and indebtedness amounts as of April 30, 2010, the Company recorded a reduction in net proceeds of $17 million, which primarily related to lower working capital balances at the time of the sale, resulting in estimated final net proceeds of $624 million. The Company expects the final net proceeds to approximate the carrying value of net assets sold based on its current best estimates. Certain adjustments are still being assessed and, therefore, the final net amount of adjustments may vary from the current estimate. The Company will be finalizing the gain (loss) on sale for final post closing adjustments during fiscal 2010, excluding the dispute with Life Technologies Corporation (Life) described below.

As part of the sale, the Company’s joint venture partnership with Applied Biosystems, a division of Life, was dissolved. A disagreement has arisen between the former partners (MDS and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to MDS could be approximately $10 million. The Company has assessed this disagreement and believes it has a strong position. No provision has been accrued related to this disagreement as of April 30, 2010 and we expect that the process to settle this dispute may extend into fiscal 2011.

As part of the sale of MDS Analytical Technologies, the Company signed a TSA to provide certain post closing transition services for a period of six months from the closing date, with an option for the buyer to extend for an additional six months. The Company recorded TSA revenue of $2 million (2009 - $nil) in other expenses, net (Note 14) for the three and six months ended April 30, 2010.

Discontinued operations
The following table details the assets and liabilities of discontinued operations.
	April 30 2010(a)	October 31 2009(b)
Accounts receivable	$4	$96
Unbilled revenue	6	29
Inventories	-	59
Property, plant and equipment, net	3	132
Deferred tax assets	-	40
Long-term investments	-	20
Goodwill	-	410
Intangibles	-	120
Other assets	2	35
Assets of discontinued operations	$15	$941

Accounts payable and accrued liabilities	$31	$116
Long-term debt	4	8
Deferred revenue	5	27
Deferred tax liabilities	-	43
Other liabilities	3	15
Liabilities of discontinued operations	$43	$209

(a)            The assets and liabilities remaining after the sale of Early Stage as of April 30, 2010.
(b)           The assets and liabilities represent Early Stage and MDS Analytical Technologies as of October 31, 2009.

The following table details the operating results of the Company’s discontinued operations.

	MDS Pharma Services		MDS Analytical Technologies		Total
Three months ended April 30	2010	2009	2010	2009	2010	2009
Revenues(a)	$17	$130	$-	$87	$17	$217
Costs and other expenses	37	133	-	92	37	225
Impairment of long-lived assets	-	16	-	-	-	16
Operating loss	(20)	(19)	-	(5)	(20)	(24)
Loss on the sale of discontinued operations	(13)	-	(4)	-	(17)	-
Equity earnings(b)	-	-	-	9	-	9
Other, net(c)	-	-	-	(3)	-	(3)
Income tax recovery (expense)	2	8	(3)	(1)	(1)	7
Loss from discontinued operations, net of income taxes	$(31)	$(11)	$(7)	$-	$(38)	$(11)

	MDS Pharma Services		MDS Analytical Technologies		Total
Six months ended April 30	2010	2009	2010	2009	2010	2009
Revenues(a)	$67	$254	$80	$172	$147	$426
Costs and other expenses	107	255	83	183	190	438
Impairment of long-lived assets	12	16	-	-	12	16
Operating loss	(52)	(17)	(3)	(11)	(55)	(28)
(Loss) gain on the sale of discontinued operations	(62)	-	5	-	(57)	-
Equity earnings(b)	-	-	15	15	15	15
Other, net(c)	-	(1)	(27)	(6)	(27)	(7)
Income tax recovery (expense)	4	7	(18)	1	(14)	8
Loss from discontinued operations, net of income taxes	$(110)	$(11)	$(28)	$(1)	$(138)	$(12)

(a)     Revenues for MDS Pharma Services for the three and six months ended April 30, 2010 are related to Early Stage. Revenues MDS Pharma Services for the three months ended April 30, 2009 are $63 million for Early Stage and $67 million for MDS Pharma Services Phase II-IV and Central Labs. Revenues MDS Pharma Services for the six months ended April 30, 2009 are $129 million for Early Stage and $125 million for Phase II-IV and Central Labs.

Included in “Loss from discontinued operations, net of income taxes”, pre-tax loss for MDS Pharma Services for the three and six months ended April 30, 2010 are related to Early Stage. Pre-tax income (loss) for MDS Pharma Services for the three months ended April 30, 2009 are $1 million for Early Stage and $(20) million for Phase II-IV and Central Labs. Pre-tax income (loss) for MDS Pharma Services for the six months ended April 30, 2009 are $5 million for Early Stage and $(23) million for Phase II-IV and Central Labs.

(b)           MDS Analytical Technologies included two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provided manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, were billed to the joint ventures at cost and recorded as revenue. The Company did not recognize any profits from the sales to the joint ventures as the amounts were billed without any markups. The joint ventures realized net income when products and services were sold to a third party customer. The Company recorded its share of realized profits from the joint ventures as equity earnings, which is included in “Loss from discontinued operations, net of income taxes”. For the three and six months ended April 30, 2010, revenues of $nil (2009 - $26 million) and $28 million (2009 - $51 million) are related to the sale of products and services to the joint ventures and equity earnings of $nil (2009 - $9 million) and $15 million (2009 - $15 million) are from the joint ventures. The Company also received $nil (2009 - $7 million) and $16 million (2009 - $16 million), respectively, for the three and six months ended April 30, 2010 in cash distributions from these joint ventures.

(c)     All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies. As part of the redemption of the senior unsecured notes, the Company made a make-whole payment of $23 million, which is included in interest expense in the first quarter of fiscal 2010. Included in “Other, net”, interest expense allocated to discontinued operations for the three and six months ended April 30, 2010 is $nil (2009 - $3 million) and $27 million (2009 - $6 million), respectively. See Note 9(a), “Long-Term Debt” for details of the senior unsecured notes.

4.	Inventories
	April 30	October 31
	2010	2009
Raw materials and supplies	$33	$28
Work-in-process	-	1
Finished goods	1	1
	34	30
Allowance for excess and obsolete inventory	(3)	(2)
Inventories	$31	$28

5.	Other Current Assets

Asset backed commercial paper (ABCP)
As of April 30, 2010, other current assets include Canadian non-bank sponsored ABCP, which is designated as held for trading. As of April 30, 2010, the ABCP has a fair value of $11 million (October 31, 2009 - $11 million), which has been determined using a probability-weighted discounted cash flow model that uses currently available information and assumptions that market participants would use in pricing these investments such as current investment ratings, trading activity, liquidity and subordination considerations and general economic conditions.

Prepaid expenses and other
As of April 30, 2010, other current assets also include prepaid expenses and other assets of $4 million (October 31, 2009 - $2 million).

6.	Long-Term Investments
	April 30 2010	October 31 2009
Investment in Lumira Capital Corp. (a)	$4	$5
Investment in Celerion (b)	2	-
Available for sale investment (c)	1	1
Long-term investments	$7	$6

(a) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira. Lumira is an investment fund management company that has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. MDS does not have any significant involvement in the day to day operations of Lumira other than to obtain its share of earnings and losses. The Company’s exposure to losses is limited to its investment of $4 million (October 31, 2009 - $5 million).

(b) Investment in Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, MDS received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 7(c)). MDS’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions to sell their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value as of April 30, 2010 of $2 million. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

(c) Available for sale investment
Other long-term investment includes an available for sale investment in a marketable equity security with a fair value of $1 million as of April 30, 2010 (October 31, 2009 - $1 million), which has been determined using a quoted market bid price in active markets.

7.	Other Long-Term Assets
	April 30 2010	October 31 2009
Restricted cash(a)	$39	$16
Financial instrument pledged as security on long-term debt(b)	41	38
Long-term notes receivable(c)	30	21
Pension assets (Note 19)	18	14
Goodwill	2	2
Other	1	-
Other long-term assets	$131	$91

(a)      Restricted cash
As of April 30, 2010, restricted cash includes $19 million (October 31, 2009 - $nil) of cash collateral for the Company’s outstanding letters of credit, $10 million (October 31, 2009 - $10 million) of cash proceeds related to the sale of Phase II-IV and $10 million (October 31, 2009 - $6 million) of funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of April 30, 2010 is $45 million (October 31, 2009 - $42 million), of which $4 million (October 31, 2009 - $4 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2010, the fair value is $52 million (October 31, 2009 - $49 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term notes receivable
Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million, after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the AECL long-term note receivable as of April 30, 2010 is $30 million (October 31, 2009 - $33 million), of which $13 million (October 31, 2009 - $12 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2010, the fair value is $32 million (October 31, 2009 - $36 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. The long-term note receivable will be accreted up to its face amount of $52 million by 2012. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note with a principal amount of $25 million issued by Celerion, which has a five year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allows Celerion to pay for the first three months of TSA services, to a maximum of $2 million, by increasing the principal amount of the Note. The fair value of the Note as of April 30, 2010 is $13 million, which includes $1 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

8. Accrued Liabilities
	April 30 2010	October 31 2009
Employee-related accruals (Note 17)	$11	$14
FDA provision(a)	11	19
Restructuring provision (Note 13)	32	8
Accrued transaction costs and closing adjustments for divestitures and discontinued operations (Note 3)	18	15
Other(b)	29	26
Accrued liabilities	$101	$82

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, MDS has retained this potential liability following the sale of Early Stage (Note 3). The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, a $7 million benefit from the revised estimate for future costs has been recorded in “Loss from discontinued operations, net of income taxes” for the three months ended April 30, 2010. As of April 30, 2010, management believes that the remaining provision of $11 million (October 31, 2009 - $19 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 22). Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs. While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

(b)      Other includes derivative liabilities, accrued insurance, and various miscellaneous payables.

9.	Long-Term Debt
	Maturity	April 30 2010	October 31 2009
Senior unsecured notes(a)	2010	$-	$221
Other debt(b)	2009 to 2015	45	46
Total long-term debt		45	267
Current portion of long-term debt(a)(b)		(4)	(30)
Long-term debt		$41	$237

(a)      The senior unsecured notes had fixed interest between 5.52% and 6.19% per annum and matured in several tranches up to December 2014. On December 18, 2009, the Company repaid $23 million of the senior unsecured notes that matured. On February 3, 2010, in conjunction with the completion of the sale of MDS Analytical Technologies (Note 3), the Company used $223 million of the net proceeds from the sale of MDS Analytical Technologies to fully repay the outstanding balance of the senior unsecured notes, which included the principal balance of $199 million, accrued and unpaid interest of $1 million and a make-whole payment of $23 million. The fair value of the senior unsecured notes as of October 31, 2009 was $238 million and was determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to their remaining life of the notes.

(b)      As of April 30, 2010, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $45 million (October 31, 2009 - $42 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$4 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $52 million (October 31, 2009 - $51 million), which has been determined using a discounted cash flow model , in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(b)).

On January 29, 2010, upon the completion of the sale of MDS Analytical Technologies (Note 3), other debt of $4 million (October 31, 2009 - $4 million) for a note payable relating to assets purchased for the MALDI-TOF mass spectrometry operations was forgiven in accordance with an agreement with the lender.

10.	Earnings Per Share
The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended April 30		Six months ended April 30
(number of shares in millions)	2010	2009	2010	2009
Weighted average number of Common shares outstanding – basic	103	120	111	120
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding – diluted	103	120	111	120
Basic and diluted loss per share from continuing operations	$(0.51)	$(0.06)	$(0.85)	$(0.03)
Basic and diluted loss per share from discontinued operations	$(0.37)	$(0.09)	$(1.24)	$(0.10)

11.	Share Capital
As of April 30, 2010 and October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2009	120,137	$489
Issued	39	-
Repurchased and cancelled	(52,941)	(215)
Balance as of April 30, 2010	67,235	$274

On March 29, 2010, the Company completed a Substantial Issuer Bid in which it repurchased and cancelled 52,941,176 Common shares at a purchase price of $8.50 per Common share for a total cost of $450 million. Of the total cost, $215 million is charged to share capital and the excess of the cost over the amount charged to share capital, totaling $235 million, is charged to retained earnings and other comprehensive income.

12.	Financial Instruments and Financial Risk

Derivative instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs as no quoted market prices exist for the instruments.  The fair value of the derivative financial instruments is determined by comparing the rates at the time that the derivatives are acquired to the period-end rates quoted in the market. The key inputs include interest rate yield curves, foreign exchange spot and forward rates.  The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, on a quarterly basis, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis.

As of April 30, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

Hedges of net investment in foreign operations
The Company hedged its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses, net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated other comprehensive income (AOCI) until the hedged item, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services, is substantially liquidated.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $107 million, which was offset by a release of $107 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $40 million, which was offset by a release of $40 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity.

Other derivatives
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts, primarily relating to MDS Nordion.

The following table provides the notional and fair value of all Company derivative instruments:

	April 30 2010		October 31 2009
	Notional Value	Fair Value	Notional Value	Fair Value
Assets
Embedded derivatives(a)	$1	$-	$-	$-
Liabilities
Embedded derivatives(a)	$85	$1	$83	$4
Foreign currency forward contracts not under hedging relationships	-	-	15	-
	$85	$1	$98	$4

(a)   As of April 30, 2010, excludes embedded derivatives with assets and liabilities related to discontinued operations with notional amounts of $nil (October 31, 2009 - $4 million) and $3 million (October 31, 2009 - $nil), respectively. These embedded derivatives assets and liabilities had fair value as of April 30, 2010 of $nil (October 31, 2009 - $ nil) and $nil (October 31, 2009 - $nil), respectively.

The following table summarizes the activities of the Company’s derivative instruments:

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Reclassification of realized loss on foreign currency forward contracts under cash flow hedges(a)	$-	$4	$-	$8
Unrealized loss (gain) recorded in OCI relating to net investment hedge(b)	$-	$3	$(2)	$2
Reclassification of realized gain recorded in OCI relating to net investment hedge	$(107)	$-	$(147)	$-
Unrealized (gain) loss for embedded derivatives recorded in change in fair value of embedded derivatives(c)	$(1)	$(3)	$(3)	$2

(a)   No amounts are expected to be reclassified to consolidated statements of operations in the next 12 months.
(b)   No ineffectiveness was recorded in income for the three and six months ended April 30, 2010 relating to the net investment hedge.
(c)
Excludes unrealized loss (gain) for embedded derivatives related to the discontinued operations of $nil (2009 - $nil) and $1 million (2009 - $(2) million), respectively, for the three and six months ended April 30, 2010.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			April 30, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$4	$-	$-	$4
Asset backed commercial paper (Note 5)	$-	$-	$11	$11
Available for sale (Note 6)	$1	$-	$-	$1
Derivative liabilities	$-	$1	$-	$1

			October 31, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$10	$-	$-	$10
Asset backed commercial paper (Note 5)	$-	$-	$11	$11
Available for sale (Note 6)	$1	$-	$-	$1
Derivative liabilities	$-	$4	$-	$4

The following table presents the changes in the Level 3 fair value category:

				Three months ended April 30, 2010
Description	As of January 31 2010	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2010
		Earnings	Other
Asset backed commercial paper (Note 5)	$11	$-	$-	$-	$-	$11

				Three months ended April 30, 2009
Description	As of January 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2009
		Earnings	Other
Asset backed commercial paper (Note 5)	$9	$-	$-	$-	$-	$9

				Six months ended April 30, 2010
Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2010
		Earnings	Other
Asset backed commercial paper (Note 5)	$11	$-	$-	$-	$-	$11

				Six months ended April 30, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2009
		Earnings	Other
Asset backed commercial paper (Note 5)	$-	$-	$-	$9	$-	$9
Available for sale(a)	$9	$-	$-	$(9)	$-	$-

(a)      As of October 31, 2008, available for sale comprised of ABCP, which was designated as held for trading as of January 21, 2009 (Note 5).

13.	Restructuring Charges

The Company is in the process of restructuring its business given its strategic repositioning activities, including the sale of MDS Analytical Technologies and Early Stage (Note 3). As a result of these activities, the Company recorded a total pre-tax restructuring charge of $18 million (2009 - $nil) and $51 million (2009 - $ nil) during the three and six months ended April 30, 2010, respectively.

The  restructuring charge for the six months ended April 30, 2010 is primarily for $40 million of workforce reductions including $14 million of severance, $8 million of stock-based compensation due to accelerated vesting of stock options, PSUs and RSUs, $7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11 million of transition incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies. A charge of $3 million related to contract cancellations was recorded for future rent payments net of estimated sublease revenue related to the Company’s corporate office space in Toronto, Canada that it expects to substantially vacate in the third quarter of fiscal 2010. The remaining $8 million is for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company including the divestitures of MDS Analytical Technologies and Early Stage (Note 3). In agreement with the investment bankers, since two of the Company’s business units were sold, a fee is payable based on the market capitalization of the remaining business, which is determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services.

As of April 30, 2010, the restructuring provision of $32 million (October 31, 2009 - $8 million) is included in accrued liabilities in the consolidated statements of financial position (Note 8).

The majority of these restructuring activities are expected to be completed in fiscal 2010 and additional restructuring charges are expected to be incurred as discussed in Note 21, “Commitments and Contingencies - Corporate restructuring”.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until April 30, 2010.

	Expenses				Cumulative Activities		Balance as of April 30
	2010	2009	2008	Total	Cash	Non-Cash	2010
Workforce reductions	$40	$9	$-	$49	$(36)	$6	$19
Contract cancellation charges	3	-	1	4	(1)	2	5
Other	8	-	-	8	-	-	8
Restructuring charges	$51	$9	$1	$61	$(37)	$8	$32

14.	Other Expenses, Net
	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Research and development	$-	$1	$1	$2
Write-down of investments and other long-term assets	1	-	1	1
Foreign exchange loss (a)	27	1	30	1
Other (b)	(6)	-	(8)	-
Other expenses, net	$22	$2	$24	$4

(a) The foreign exchange loss for the three months ended April 30, 2010 was primarily a result of the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies (Note 3) that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in AOCI as part of shareholders’ equity.

(b) Included in other is TSA revenues of $5 million (2009 - $nil) and $7 million (2009 - $nil) for the three and six months ended April 30, 2010, respectively, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage, and MDS Analytical Technologies.

15.	Income Taxes
A reconciliation of expected income taxes to reported income tax expenses is provided below.

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Expected income tax (recovery) expense at the MDS’s 30% (2009 – 33%) statutory rate	$(15)	$3	$(28)	$4
Increase (decrease) in tax expense as a result of:
Valuation allowance	7	8	25	9
Tax liability arising on utilization of R&D tax credits	(1)	-	(1)	-
Change in liability for unrecognized tax benefits	-	-	(8)	-
Impact of differential foreign tax rates	1	-	2	-
Deferred tax rate differential	2	-	2	-
Non-deductible foreign exchange losses	6	-	6	-
Other	1	4	3	2
Income tax expense	$1	$15	$1	$15

The Company’s total unrecognized tax benefits, excluding accrued interest and penalties, were $33 million and $46 million as of April 30, 2010 and November 1, 2009, respectively. The Company does not anticipate any further settlements of open tax authority audits during the remainder of fiscal 2010.

MDS is subject to taxation in Canada and the U.S., its principal jurisdictions, and in numerous other countries around the world. With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination. Tax returns filed in the U.S. generally are not subject to examination for years before 2004, while 2004 and subsequent U.S. tax filings generally remain open for audit by tax authorities. In certain circumstances, selective returns in earlier years are also open for examination.

16.	Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:
	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Depreciation and amortization	$8	$6	$15	$11
Stock option compensation	-	1	2	1
Deferred income taxes	(18)	8	8	(4)
Write-down of investments and other long-term assets	1	(1)	1	-
Change in fair value of embedded derivatives	(1)	(3)	(3)	2
Foreign currency transactional loss (gain) (a)	25	(1)	28	(1)
Other	(8)	9	(2)	9
	$7	$19	$49	$18

(a) Foreign currency transactional loss for the three and six months ended April 30, 2010 primarily relates to $27 million non-cash foreign exchange revaluation loss (Note 14).

Changes in operating assets and liabilities comprise the following:
	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Accounts receivable	$(3)	$13	$(3)	$26
Notes receivable	-	60	-	60
Inventories	(2)	3	(4)	1
Other current assets	5	6	(1)	(1)
Accounts payable and accrued liabilities	(55)	(4)	2	(14)
Income taxes	19	(36)	(15)	(17)
Deferred revenue and other long-term obligations	-	3	3	1
	$(36)	$45	$(18)	$56

17.	Stock-Based Compensation
During the first quarter of fiscal 2010, the closing of the sale of MDS Analytical Technologies on January 29, 2010 (Note 3) triggered a change of control (COC) under the Company’s stock-based compensations, which resulted in all of the outstanding unvested stock options, restricted stock units (RSUs) and performance share units (PSUs) granted to certain executive officers and other employees immediately becoming fully vested and exercisable. Stock-based compensation related to the COC is reported in restructuring charges and other regular stock-based compensation is reported in selling, general and administration expenses in “Loss from continuing operations”, respectively. Stock-based compensation related to discontinued operations is reported in costs and other expenses in “Loss from discontinued operations, net of income taxes”. In accordance with the COC policy, the actual payment for the mid-term incentive plans (MTIP) and the RSU awards is based on the average closing price of the Common shares for the five trading days up to and including the date of vesting.

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the six months ended April 30, 2010 is $3 million (2009 - $2 million), of which $nil (2009 - $1 million) is included in selling, general and administration expenses and $2 million (2009 - $nil) is in restructuring charges (Note 13), respectively, in “Loss from continuing operations”, and $1 million (2009 - $1 million) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

Canadian Dollar Stock Options	Number [in thousands]	Weighted Average Exercise Price
Stock options
Outstanding as of October 31, 2009	3,482	$19.95
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(824)	20.71
Expired	(129)	14.49
Outstanding and exercisable as of April 30, 2010	2,529	$19.97

During the six months ended April 30, 2010 and 2009, the Company did not grant any C$ stock options.

United States Dollar Stock Options	Number [in thousands]	Weighted Average Exercise Price
Stock Options
Outstanding as of October 31, 2009	1,155	$15.49
Activity during the period:
Granted	-	-
Exercised	(39)	6.14
Cancelled or forfeited	(225)	15.90
Expired	-	-
Outstanding and exercisable as of April 30, 2010	891	$15.80

During the six months ended April 30, 2010, the Company did not grant any US$ stock options. During the six months ended April 30, 2009, the Company granted 46,000 US$ stock options at an average exercise price of US$6.14. The fair value of US$1.47 per share for these stock options was determined using Black-Scholes model based on the following assumptions:

2009
Risk-free interest rate	1.70%
Expected dividend yield	-%
Expected volatility	0.31
Expected time to exercise (years)	4.20

Incentive plans
As of April 30, 2010, there are no outstanding PSUs.

The MTIP liability as of April 30, 2010 is $1 million (October 31, 2009 - $1 million), which is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 8).

The MTIP expense (income) for the six months ended April 30, 2010 is $10 million (2009 - $(1) million), of which $nil (2009 - $nil) is included in selling, general and administration expenses and $6 million (2009 - $nil) is included in restructuring charges (Note 13), respectively, in “Loss from continuing operations”, and $4 million (2009 - $(1) million) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

The table below shows the liability and expense related to the MTIP plans of the Company. There is no 2010 MTIP.

Liability	April 30 2010	October 31 2009
2006 Plan	$1	$1
2007 Plan	-	-
2008 Plan	-	-
2009 Plan	-	-
Total	$1	$1

Expense (Income)	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
2006 Plan	$-	$-	$-	$-
2007 Plan	-	-	-	-
2008 Plan	-	(1)	4	(2)
2009 Plan	-	-	6	1
Total	$-	$(1)	$10	$(1)

Restricted stock units
The RSU liability as of April 30, 2010 is $nil (October 31, 2009 - $3 million), which is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 8).

RSU expense for the six months ended April 30, 2010 is $2 million (2009 - $1 million) of which $nil (2009 - $1 million) is included in selling, general and administration expenses and $1 million (2009 - $nil) is included in restructuring charges (Note 13), respectively, in “Loss from continuing operations”, and $1 million (2009 - $nil) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

18.	Accumulated Other Comprehensive Income

	April 30	October 31
	2010	2009
Accumulated other comprehensive income, net of income taxes, beginning of period	$260	$225
Foreign currency translation gain	94	39
Reclassification of realized foreign currency translation gain on divestitures	(42)	(12)
Unrealized gain on net investment hedges, net of tax of $nil and $(4), respectively	2	20
Reclassification of realized gain on net investment hedge, net of tax of $17 and $nil, respectively	(130)	-
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $nil and $nil, respectively	-	1
Reclassification of realized loss on derivatives designated as cash flow hedge, net of tax of $nil and $(3), respectively	-	5
Pension liability adjustments, net of tax of $(1) and $6, respectively	2	(13)
Other	-	(5)
Accumulated other comprehensive income, net of income taxes, end of period	$186	$260

19.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All defined benefit pension plans sponsored by the Company are funded plans. The following table represents the net periodic benefit cost of defined benefit pension plans.

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Service cost	$-	$1	$1	$1
Interest cost	4	2	7	5
Expected return on plan assets	(4)	(4)	(8)	(7)
Net periodic benefit cost (a)	$-	$(1)	$-	$(1)

(a)  The cost related to discontinued operations was less than $1 million for the three and six months ended April 30, 2010 and 2009, respectively.

On March 5, 2010, the Company completed the sale of Early Stage (Note 3), which resulted in the termination of certain employees’ services earlier than expected in one defined benefit plan. A curtailment gain of $2 million is recorded for the three months ended April 30, 2010, which is included in “Other comprehensive income (loss)” in the consolidated statement of comprehensive income (loss) and reduces the projected benefit obligation by $2 million as of April 30, 2010.

Subsequent to the second quarter of fiscal 2010, a preliminary actuarial valuation was updated for the Company’s defined benefit plan as of January 1, 2010 for funding purposes. Based on this preliminary actuarial valuation, the Company expects to have annual funding requirements of $4 million to $5 million in each of the next five years, with aggregate estimated contributions of $23 million. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

Other post-employment benefit Plan
Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits. The cost of other post-employment benefit plans was $nil for the three and six months ended April 30, 2010 and 2009, respectively.

20.	Segmented Information
The Company is a global life sciences company consisting mainly of its MDS Nordion business (medical imaging and radiotherapeutics, and sterilization technologies) as well as certain other corporate functions, which are reported as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by the Company upon the completion of its strategic repositioning.

The operating and financial information regularly reviewed by the Company’s chief operating decision maker has not changed during the second quarter of fiscal 2010. As the Company continues its strategic repositioning, management will reevaluate its business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The Corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

	Three months ended April 30, 2010
	MDS Nordion	Corporate and Other	Total
Revenues	$56	$-	$56
Direct cost of revenues	32	-	32
Selling, general and administration	12	17	29
Depreciation and amortization	4	4	8
Restructuring charges	-	18	18
Change in fair value of embedded derivatives	(1)	-	(1)
Other expenses, net	-	22	22
Segment earnings (loss)	$9	$(61)	$(52)

	Three months ended April 30, 2009
	MDS Nordion	Corporate and Other	Total
Revenues	$65	$-	$65
Direct cost of revenues	32	-	32
Selling, general and administration	12	8	20
Depreciation and amortization	3	3	6
Change in fair value of embedded derivatives	(3)	-	(3)
Other expenses, net	1	1	2
Segment earnings (loss)	$20	$(12)	$8

	Six months ended April 30, 2010
	MDS Nordion	Corporate and Other	Total
Revenues	$102	$-	$102
Direct cost of revenues	60	-	60
Selling, general and administration	22	28	50
Depreciation and amortization	8	7	15
Restructuring charges	2	49	51
Change in fair value of embedded derivatives	(3)	-	(3)
Other expenses, net	1	23	24
Segment earnings (loss)	$12	$(107)	$(95)
Total assets excluding assets of discontinued operations (Note 3)	$282	$311	$593

	Six months ended April 30, 2009
	MDS Nordion	Corporate and Other	Total
Revenues	$131	$-	$131
Direct cost of revenues	65	-	65
Selling, general and administration	21	19	40
Depreciation and amortization	6	5	11
Change in fair value of embedded derivatives	2	-	2
Other expenses, net	2	2	4
Segment earnings (loss)	$35	$(26)	$9
Total assets excluding assets of discontinued operations (Note 3)	$295	$328	$623

21.	Commitments and Contingencies
Corporate restructuring
As previously discussed in Note 13 and Note 17, the Company is in the process of restructuring its business given its strategic repositioning activities, which have culminated in the sale of MDS Analytical Technologies and Early Stage (Note 3). The sale of MDS Analytical Technologies on January 29, 2010 and the sale of Early Stage on March 5, 2010 resulted in the recording of severances, including a tax gross-up amount, stock-based compensation awards, and transaction incentive payments for certain executive and senior officers of the Company. In addition, other employees in the Toronto, Canada corporate office are entitled to severance and retention payments upon termination by the Company.

Pursuant to the Company’s strategic repositioning, MDS is expected to incur the following additional costs:

Corporate property, plant, and equipment
As of April 30, 2010, the Company has $17 million of IT related assets. MDS is currently undergoing an evaluation of these assets as the Company transitions corporate functions to its new headquarters in Ottawa, Canada and continues to provide its services under TSAs with buyers of divested businesses. Such evaluation may result in an impairment of assets in fiscal 2010.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, the Company has retained certain contracts that contain minimum purchase or fixed price commitments that may not be economical for the remaining business. The Company expects to incur up to $2 million of expense to restructure or pay out these contracts in fiscal 2010.

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, MDS has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 8) and certain other contingent liabilities in Montreal, Canada. MDS has also retained certain liabilities related to pre-closing matters, the employees in the U.S., including a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal facility, and two office locations in King of Prussia and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $10 million. Under certain circumstances, MDS may be required to assume additional liabilities that could result in future cash payments.

MDS Nordion - Medical isotope supply disruption
The Company has been unable to secure the medical isotope molybdenum-99 (Mo-99) from its primary supplier, AECL, since May 18, 2009, when AECL announced the shutdown of the National Research Universal (NRU) due to a heavy water leak in the reactor vessel. The Company has not been able to secure an alternative source. According to the most recent announcement by AECL dated June 9, 2010, the NRU is currently being targeted to return to service by the end of July 2010 and there is a material risk that this schedule may be adjusted. As such, it is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL. As a result of various factors that may affect supply and demand, there is uncertainty as to the level of operating income the Company will generate from reactor-based isotopes, if and when the NRU reactor returns to service or if it consistently operates at its normal capacity.

While a short-term alternative supply of Mo-99 is not available, MDS continues to seek to secure a long term supply. MDS continues to focus on the arbitration proceedings with AECL to compel ACEL to complete the MAPLE Facilities, which is disclosed in Note 22, “Litigation”. MDS also continues to explore alternate long-term supply options, which are unlikely to generate meaningful supply alternatives for at least five years, if at all. In relation to long-term supply, MDS Nordion has an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the preliminary stage of feasibility of producing a viable and reliable supply of photo fission-based Mo-99. Previously, during fiscal 2009, the Company had announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing a viable and reliable reactor based supply of Mo-99. The Company has concluded its assessment of the Karpov Institute and is no longer continuing to pursue this source as a long-term alternative of Mo-99. While MDS continues to actively identify and pursue additional alternatives to secure a long-term isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

As of April 30, 2010, the Company reported $73 million of deferred tax assets comprised of operating losses, research and development tax credits and other tax carryovers arising from its Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on MDS’s future earnings and its assessment that it can utilize these tax assets in the foreseeable future.  Should the NRU reactor not return to service as planned, and the Company’s future earnings are adversely impacted, the Company’s ability to utilize these assets over a reasonable period will be at risk.  If those future profitability expectations significantly decline, the Company will be required to write-off some portion, if not all, of these deferred tax assets.

Indemnities and guarantees
In connection with the sale of MDS Analytical Technologies and Early Stage, the Company has agreed to indemnify the various buyers for actual future damage suffered by the buyers related to breaches, by MDS, of representations and warranties contained in the purchase agreements. In addition, MDS has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate the MDS’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. MDS is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

22.	Litigation
During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. In this lawsuit, MDS is seeking against AECL (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. MDS’s current emphasis is on the arbitration proceedings. Hearings for the arbitration have been scheduled beginning in the fourth quarter of fiscal 2010 and are now expected to continue into the second half of fiscal 2011. The Company expects a decision from the panel thereafter.

23.	Comparative Figures
Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.